SCHEDULE 13G

Amendment No. 1
Hawthorne Financial Corporation
Common Stock
Cusip #420542102


Cusip #420542102
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	170,600
Item 6:	0
Item 7:	740,700
Item 8:	0
Item 9:	740,700
Item 11:	12.988%
Item 12:	    HC


Cusip #420542102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	740,700
Item 8:	0
Item 9:	740,700
Item 11:	12.988%
Item 12:	IN


Cusip #420542102
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	740,700
Item 8:	0
Item 9:	740,700
Item 11:	12.988%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Hawthorne Financial Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2381 Rosecrans Avenue
		El Segundo, CA  90245

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		420542102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	740,700

	(b)	Percent of Class:	12.988%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	170,600

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	740,700

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Hawthorne Financial
Corporation.  The interest of one person, Fidelity Low Priced
Stock Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of
Hawthorne Financial Corporation, amounted to 524,700 shares or 9.201% of the total outstanding Common Stock at July 31, 2002.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Hawthorne Financial Corporation at
July 31, 2002 is true, complete and correct.

August 12, 2002
Date

/s/ Stuart Fross
Signature

Stuart Fross
Duly authorized under Power of Attorney
dated July 30, 2002.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 570,100 shares or 9.997% of the Common Stock outstanding of Hawthorne Financial Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity
Low Priced Stock Fund, amounted to 524,700 shares or
9.201% of the Common Stock outstanding. Fidelity Low
Priced Stock Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 570,100 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 170,600 shares or 2.991% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 170,600 shares and sole power to vote or to direct the voting of 170,600 shares of Common Stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on August 12, 2002, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Hawthorne Financial Corporation at July
31, 2002.

	FMR Corp.

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.



	Edward C. Johnson 3d

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.


	Abigail P. Johnson

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.


	Fidelity Management & Research Company

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.

	Fidelity Low Priced Stock Fund

	By /s/ Stuart Fross
	Stuart Fross
	Duly authorized under Power of Attorney
	dated July 30, 2002.